SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                              21st September, 2005


                              LLOYDS TSB GROUP plc
                 (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 21 September, 2005 re: Directorate Change


                                                             21st September 2005
189/05


LLOYDS TSB GROUP APPOINTS NEW NON-EXECUTIVE DIRECTOR

The board of Lloyds TSB is pleased to announce the appointment of Mr. Jan du Plessis as a non-executive director of Lloyds TSB Group plc from 1st October 2005.

Jan du Plessis brings many years of valuable experience to Lloyds TSB. He is currently Chairman of both British American Tobacco plc and RHM plc.

Maarten van den Bergh, Chairman of Lloyds TSB, said: "Jan is highly experienced and will be a great asset to our board. I am delighted to welcome him to the team".


                                    - ends -

Notes:

1. Biographical details are attached.

2. To comply with paragraph LR 9.6.13R of the UK Listing Authority listing rules, the company confirms that:


     i. in addition to the companies stated above, Mr du Plessis held directorships in Compagnie Financiere Richemont S.A. and Hanover Direct Inc., both publicly quoted companies, during the past five years; and

    ii. there are no matters to be disclosed under paragraphs (2) to (6).


LLOYDS TSB GROUP APPOINTS NEW NON EXECUTIVE DIRECTOR CONTD ... /2



For further information:


Investor Relations                                 +44 (0) 20 7356 2167

Michael Oliver

Director of Investor Relations

E-mail: michael.oliver@ltsb-finance.co.uk

Media

Mary Walsh                                         +44 (0) 20 7356 2121

Director of Corporate Relations

E-mail: mary.walsh@lloydstsb.co.uk


                           FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds TSB Group's or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking businesses and equity risk in its insurance businesses, inherent risks regarding changing demographic developments, catastrophic weather and similar contingencies outside Lloyds TSB Group's control, any adverse experience in inherent operational risks, any unexpected developments in regulation or regulatory actions, changes in customer preferences, competition, industry consolidation, acquisitions and other factors. For more information on these and other factors, please refer to Lloyds TSB Group's Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished by Lloyds TSB Group to the US Securities and Exchange Commission or to the London Stock Exchange. The forward looking statements contained in this announcement are made as of the date hereof, and Lloyds TSB Group undertakes no obligation to update any of its forward looking statements.


                               Mr. J.P. du Plessis

                              Biographical details:


2005 to date       Chairman, RHM plc

2004 to date       Chairman, British American Tobacco plc

1999 - 2004        Non-Executive Director, British American Tobacco plc

1997 - 2000        Non-Executive Director, Hanover Direct Inc

1990 - 1997        Group Finance Director, Rothmans International plc

1988 - 2004        Group Finance Director, Compagnie Financiere Richemont S.A.

1981 - 1988        Rembrandt Group, began in the Finance division and then held a number of senior management roles

1980               Qualified as a Chartered Accountant (South Africa)

1977               BCom (Law) and LLB, University of Stellenbosch in South
                   Africa


                                                               September 2005

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     21 September, 2005